Exhibit 99.1

Electra Appoints Metallurgist with 30 Years of Experience as VP of Technology

TORONTO--(BUSINESS WIRE)--December 5, 2023--Electra Battery Materials Corporation (NASDAQ: ELBM; TSX-V: ELBM) (“Electra”) today announced that George Puvvada, Ph.D., P.Eng., PMP, was appointed Vice President of Metallurgy and Technology effective today. Dr. Puvvada, who brings 30 years of experience developing effective flowsheets for recovering metals from complex formations and completing large-scale projects with some of the mining industry’s largest companies, including Cameco, Xstrata, Vale, and Inco.

Dr. Puvvada joined Electra in 2020 as Technical Manager and led the development of the company’s flowsheets for producing battery-grade cobalt sulfate and recycling black mass material to recover high value elements, including nickel, cobalt, lithium, copper and manganese. Dr. Puvvada guided Electra’s efforts to produce high quality nickel, cobalt and lithium carbonate products from North America’s only plant scale battery materials recycling trial to date.

“George’s promotion to Vice President, Metallurgy and Technology is a testament to his dedication, hard work and the success we have achieved with our black mass recycling trial,” said Trent Mell, Electra’s CEO. “As a member of the senior leadership team, George brings invaluable industry experience and subject matter expertise as we pursue our strategy of becoming the leading North American refinery of electric vehicle battery materials.”

Prior to joining Electra, Dr. Puvvada was employed with Northern Sun Mining, overseeing all aspects of feed evaluation, metallurgical processing, lab supervision and project development. He also previously worked as a metallurgist at the Peko Mine in Australia, testing, developing and piloting for the recovery of base and precious metals. Dr. Puvvada has also worked with some of the world’s leading metallurgical and engineering firms, including SNC Lavalin, Tetra Tech, Ortech and SGS.

Dr. Puvvada holds a bachelor’s degree in Mineral Processing from Andhra University in India and a PhD in Extractive Metallurgy from the University of New South Wales in Australia.

About Electra Battery Materials
Electra is a processor of low-carbon, ethically-sourced battery materials. Currently constructing North America’s only cobalt sulfate refinery, Electra is executing a multipronged strategy focused on onshoring the electric vehicle supply chain. Keys to its strategy are integrating black mass recycling and nickel sulfate production at Electra’s refinery located north of Toronto, advancing Iron Creek, its cobalt-copper exploration-stage project in the Idaho Cobalt Belt, and expanding cobalt sulfate processing into Bécancour, Quebec. For more information visit www.ElectraBMC.com.

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Cautionary Note Regarding Forward-Looking Statements

This news release may contain forward-looking statements and forward-looking information (together, “forward-looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, are forward-looking statements. Generally, forward-looking statements can be identified by the use of terminology such as “plans”, “expects”, “estimates”, “intends”, “anticipates”, “believes” or variations of such words, or statements that certain actions, events or results “may”, “could”, “would”, “might”, “occur” or “be achieved”. Such forward-looking statements include, without limitation, statements regarding the potential for additional funding from the Federal government of Canada and the government of Ontario and the quantum and terms thereof, adjustments of interest rates on the occurrence of certain events which may impact the attributes of the notes and warrants issued under the Note Offering, including but not limited to a “green bond” designation, and the effective conversion rate of the Notes and Warrants, which is subject to adjustment in certain circumstances, the listing of the Common Shares underlying the notes and the warrants issued under the Note Offering on TSXV and NASDAQ, and the expected use of proceeds of the Offering. Forward-looking statements are based on certain assumptions, and involve risks, uncertainties and other factors that could cause actual results, performance, and opportunities to differ materially from those implied by such forward-looking statements. Among the bases for assumptions with respect to the potential for additional government funding are discussions and indications of support from government actors based on certain milestones being achieved. Factors that could cause actual results to differ materially from these forward-looking statements are set forth in the management discussion and analysis and other disclosures of risk factors for Electra Battery Materials Corporation, filed on SEDAR at www.sedar.com and with on EDGAR at www.sec.gov. Other factors that could cause actual results to differ materially include changes with respect to government or investor expectations or actions as compared to communicated intentions, and general macroeconomic and other trends that can affect levels of government or private investment. Although the Company believes that the information and assumptions used in preparing the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this news release, and no assurance can be given that such events will occur in the disclosed times frames or at all. Except where required by applicable law, the Company disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Contacts

Joe Racanelli
Vice President, Investor Relations
info@ElectraBMC.com
1.416.900.3891